

June 21, 2012

Via Secure E-mail
Ken Jian Xiao, CEO
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District,
Guangzhou, PRC

>   **Re: China Mobile Games and Entertainment Group Limited**
>   **Confidential Draft Registration Statement on Form F-1**
>   **Submitted on May 31, 2012**
>   **CIK No. 0001528752**

Dear Mr. Xiao:

We have reviewed your confidential draft registration statement and have the following comments. Unless otherwise noted, prior comments refer to those in our letter dated May 11, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 74

1.   Your disclosures on page 75 state that most of your mobile games are offered on a "free-for-trial basis." In addition, we note your response to prior comment 15 where you state that a mobile game player is given three chances to play a feature phone game for free and when the three chances are used up, he or she could purchase an additional three chances as an in-game premium feature to extend the duration of the game. Elsewhere throughout the filing you state that for your mobile games platforms, users can download feature phone games for free. Please clarify further which of your game platforms provide free games and which provide games on a free-for-trial basis. Also, revise your disclosures here and elsewhere throughout your filing to explain further the free-for-trial basis game play and its impact on the users' game play experience and on your overall operations.

2.   We note from your disclosures on page 106 that feature phone game revenues decreased in the first quarter of fiscal 2012 compared to the comparable 2011 period due in part to the mobile network operators increasing their share of the revenues from single-player games. Please describe further, for us, the changes in the mobile network operators' profit sharing arrangement and tell us when this change took place. Also, tell us how this change may impact your future results of operations. In this regard, to the extent that past performance may not be indicative of future performance due to such changes, tell us

how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the company is required under Item 4(a) of Form F-1 and Item 5.D of Form 20-F.

Description of Certain Statement of Operations Items

Smartphone Games, page 79

3. You disclose in this section that the average revenue per paying user account for smartphone single-player games increased in the three months ended March 31. 2012 as compared to the three months ended March 31, 2011 due to a decrease in non-payment by users. Please disclose if you are aware of any reasons for this decrease in non-payment in the first quarter of fiscal 2012, such as actions taken by you or China Mobile to increase collections from users. Also, please add a risk factor discussing problems that you or your mobile network operators have with collecting payment from users or advise why a risk factor is not required.

4. You disclose that total paying users for smartphone single-player games decreased during the first three months of fiscal 2012 as compared to the first three months of fiscal 2011 due to a decrease in the promotion of your Smartphone single-player games by China Mobile. Please explain in this section why China Mobile decreased promotion of your games and whether you expect this decrease to continue.

5. We note your response to our prior comment 6 and your revised disclosures on page 80. You state that when calculating the number of paying user accounts for single-player smartphone games you count each monthly subscription to your game bundles or each download through an application store as a single user account. So in essence, a single user account can be counted multiple times in this metric. Given your new methodology, it seems as if "total paying user accounts" may not be an appropriate title for this metric as there could be an assumption that each number represents a single user. Furthermore, you use the same title for the single-player feature phone game, mobile social feature phone game and mobile social smartphone game metrics where it represents the number of user accounts that have made purchases as opposed to the total number of purchases made. Therefore it seems that the measurements are not consistent and using the same title for each may be confusing and/or potentially misleading. Please tell us your consideration for changing the title of the metric used for single player smartphone games to more accurately reflect its measurement.

6. The average revenue per paying user account for single-player smartphone games implies that this metric represents the average revenue generated per user or how you are able to monetize your user base. However, considering the paying user accounts for this category is the number of subscriptions and downloads purchased, the average revenue per paying user account appears to represent the average amount paid for a subscription or download. Consistent with the comment above, please tell us your consideration to

change the title of this metric to be more descriptive of what it is measuring or change the inputs to the metric to be consistent with the average revenue per paying user account metric used for smartphone mobile social games, single-player feature phone games and mobile social feature phone games.

7.   You state in your response to prior comment 6 that the "total paying user accounts," as determined for your single-player smartphone games, demonstrates the interest in your smartphone single-player games by showing (i) continued subscriptions by existing users and (ii) new subscriptions by new users. Please explain further how this metric provides such information. In this regard, it would seem that disclosing the number of users for your single-player smartphone games along with the total number of subscriptions or downloads purchased for each period could provide beneficial information to investors in understanding how active your user base is. Please tell us your consideration to disclose the number of single-player smartphone game users or explain to us why you do not believe this information is necessary.

Critical Accounting Policies

Share-Based Compensation, page 92

8.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Our Corporate History and Structure

Our Contractual Arrangements with VIE, page 124

9.   The description of the "Exclusive Management, Technology Services and Market Promotion Agreement" as disclosed on page 125 appears to differ from that of your disclosures in Note 1 on page F-10. Please explain these apparent inconsistencies or revise your disclosure accordingly.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

10.   We note that Circular 45, promulgated November 16, 2011 by the State Administration of Foreign Exchange, expressly prohibits foreign invested entities, or FIEs, including

WFOEs, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits an FIE from converting registered capital in foreign exchange into RMB for payment of various types of cash deposits. Tell us how Circular 45 restricted the ability of Yitongtianxia to provide the financial support to Yingzheng, if that was a driving factor behind your restructuring. Also, tell us what similar restrictions regarding the use of RMB converted from foreign currency denomination may apply to your plan to have 3GUU fund Yingzheng going forward.

11.   In addition, with regards to the information provided in your response to prior comment 12, please explain further the following:

- Tell us why you believe 3GUU can provide financial support more efficiently than Yitongtianxia and tell us the specific factors considered in such determination. In your response, detail logistically how 3GUU will provide the financial support to Yingzheng, including but not limited to how cash will be transferred, to which corporate entities or individuals acting as intermediaries and how those funds will be transferred to Yingzheng. Citing the appropriate authority, detail the maximum amounts or caps under PRC rules, regulations, circulars and notices, for the distinct periods, i.e., annually, to which these entities and individuals will be subject and how these amounts will work to fund Yingzheng with the amounts necessary;
- Provide us with your analysis, referencing specific clauses of the VIE agreements, of how the agreements confer the authority of the arrangement whereby 3GUU has the obligation to absorb losses of Yingzheng and Yitongtianxia retains the rights of economic return;
- Describe to us the business purpose behind 3GUU having the obligation to absorb losses of the VIE, while Yitongtianxia receives expected residual returns from the VIE;
- Address the assignability of the power of attorney given its irrevocability; and
- Tell us the composition of both 3GUU and Yitongtianxia's board of directors and tell us how you determined that 3GUU's board was more representative of the Group's executive officers.

Revenue Recognition

Feature Phone Games, page F-24

12.   We note your response to our prior comment 15. Please further explain how the in-game feature works in extending the duration of the game. In this regard you provided an example in your response whereby a mobile game player is given three chances to play a feature phone game for free. When they have used up their three chances they can purchase an additional three chances as an in-game feature to extend the duration of the game. However, as soon as they exit the game any unused chances that they have

purchased would be considered immediately consumed. Explain to us whether these "chances" are time sensitive, where a player is only given a certain amount of time to play the game and the extended duration is purchased so the game will not stop before they choose to exit. If so, how much time does a player have for each free "chance" and how much additional time is given when the extension is purchased. If, however, the games are not time sensitive but would work until a player exits, please explain whether the player is purchasing the opportunity to start the game again after exiting when paying to extend the duration of the game. Also, explain why your policy disclosures indicate that the basic functions of the feature phone games are free to play when they are actually only free for a limited number of plays.

Note 15. Income Taxes, page F-50

13.   We note your response to prior comment 20 and your revised disclosures where you indicate that Shenzhen Douwan adopted the methodology of deemed profits basis in 2011. Please explain the reasons for this adoption and tell us why this did not impact your other PRC entities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 14. Income Taxes, page F-98

14.   You state here that one of the reasons for the decrease in the effective rate for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 is the reversal of deferred tax liabilities arising from the aggregate undistributed earnings of Yingzheng and the excess of the financial reporting basis over the tax basis of the investment in Yingzheng. However, your disclosures on page F-54 state that such deferred tax liabilities were reversed during the year ended December 31, 2011. We further note your disclosures on page 85 where you state that these deferred tax liabilities were reversed during the year ended December 31, 2011 and for the first three months of 2012. Please explain how these liabilities can be reversed in two different periods or revise your disclosures accordingly.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal